SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

EMULEX CORPORATION

(Name of Subject Company)

EMULEX CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

292475209

(CUSIP Number of Class of Securities)

Jeffrey W. Benck

President and Chief Executive Officer

Emulex Corporation

3333 Susan Street

Costa Mesa, California 92626

(714) 662-5600

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of the persons filing statement)

With copies to:

Marilyn W. Sonnie	Robert A. Profusek
Acting General Counsel	Jones Day
Emulex Corporation	222 East 41st Street
3333 Susan Street	New York, New York 10017
Costa Mesa, California 92626	(212) 326-3800
(714) 662-5600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the United States Securities and Exchange Commission (the “SEC”) on April 7, 2015 (together with the Exhibits and Annexes thereto and as amended or supplemented hereby and from time to time, the “Statement”) by Emulex Corporation, a Delaware corporation (“Emulex”). The Statement relates to the offer by Emerald Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Avago Technologies Wireless (U.S.A.) Manufacturing, Inc., a Delaware corporation (“Avago”) and an indirect wholly owned subsidiary of Avago Technologies Limited, a limited company organized under the laws of the Republic of Singapore (“Avago’s Parent”), to purchase all of Emulex’s outstanding common stock, par value of $0.10 per Share (the “Shares”), for $8.00 in cash per Share, without interest, subject to any withholding of taxes required by applicable law, in accordance with the Agreement and Plan of Merger, dated as of February 25, 2015, among Emulex, Avago and Purchaser (the “Merger Agreement”) and on the terms and subject to the conditions set forth in the Offer to Purchase, dated April 7, 2015 (as it has been or may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it has been or may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Tender Offer Statement on Schedule TO filed on April 7, 2015 by Purchaser, Avago and Avago’s Parent, which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer.”

The information in the Statement is incorporated in this Amendment by reference to all of the applicable items in the Statement, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement.

Item 8.	Additional Information

Item 8 of the Statement is amended and supplemented by adding the following to the end of such Item 8:

Expiration of the Offer

The Offer expired as scheduled at 12:00 midnight, New York City time on May 5, 2015 (one minute after 11:59 p.m., New York City time on May 4, 2015) (the “Expiration Date”) and was not extended.  Computershare Trust Company, N.A., the depositary for the Offer, advised Avago and Purchaser that, as of the Expiration Date, a total of 60,493,783 Shares had been validly tendered and not properly withdrawn from the Offer, which tendered Shares represented approximately 60.58% of the outstanding Shares on a fully diluted basis (as defined in the Offer to Purchase).

The number of Shares validly tendered in accordance with the terms of the Offer and not properly withdrawn prior to the Expiration Date satisfied the Minimum Condition. All conditions to the Offer having been satisfied (or waived), Purchaser accepted for payment and will promptly pay for all such Shares validly tendered into and not properly withdrawn prior to the Expiration Date. On May 5, 2015, Avago’s Parent published a press release announcing the results of the Offer. A copy of the press release was published and filed as an amendment to the Offer to Purchase by Avago on May 5, 2015 and is incorporated by reference herein.

Avago and Purchaser expect the Merger to become effective as soon as possible following the consummation of the Offer, without a meeting of stockholders of Emulex in accordance with Section 251(h) of the DGCL, with Emulex continuing as the Surviving Corporation and a wholly owned subsidiary of Avago. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive cash in an amount equal to the Offer Price, without interest, subject to any withholding of taxes required by applicable law, except for Shares (i) then-owned by Avago or any of its direct or indirect wholly owned subsidiaries, including Purchaser, or held in treasury by Emulex, which will be cancelled and no payment made with respect thereto or (ii) held by any Emulex stockholder who is entitled to demand and properly has demanded appraisal for such Shares in accordance and full compliance with Section 262 of the DGCL (unless such stockholder fails to perfect, withdraws, waives or loses the right to appraisal).

Following the completion of the Merger, the Shares will cease to be traded on the New York Stock Exchange and will be delisted.

Item 9.	Additional Information

Item 9 of the Statement is amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(C)	Press release published by Avago’s Parent, on behalf of itself, Avago and Purchaser, dated May 5, 2015 (incorporated by reference to Exhibit (a)(5)(iv) to Amendment No. 2 to the Schedule TO filed with the SEC by Purchaser, Avago and Avago’s Parent on May 5, 2015).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMULEX CORPORATION

By:	/s/ Kyle B. Wescoat
Name: Kyle B. Wescoat
Title: Senior Vice President and Chief Financial Officer

Dated: May 5, 2015

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